





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Forella (860)299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jung Lee _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Conning Investment Products, Inc. _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary
Public, in and for County of Hartford
and State of Connecticut, this 2nd day of
March ,20 20

NOTARY PUBLIC
My Commission Expires July 31, 2022


Signature

Chief Financial Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Investment Products, Inc.

Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
For the year ended December 31, 2019

Conning Investment Products, Inc.
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Conning Investment Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conning Investmeut Products, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, of shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c-3-3 Under the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accnracy of the information presented in the snpplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II - Computation for Determination of Reserve Reqnirements and Information Relating to Possession or Control Requirements Pursuant to Rnle

PricewaterhouseCoopers LLP, CITYPLACE I, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, www.pwc.com/us

1



pwc

15c-3-3 Under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 28, 2020

We have served as the Company's auditor since 2001.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2019

	2019
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 581,753
Accounts receivable, net	366,213
Due from affiliate	8,617
Prepaid expenses	22,633
Total current assets	979,216
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilites:	
Due to affiliates	$ 44,117
Income taxes payable	7,811
Other liabilities and accrued expenses	64,278
Total current liabilities	116,206
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10
Additional paid in capital	832,108
Retained earnings	30,892
Total shareholder's equity	863,010
Total liabilities and shareholder's equity	$ 979,216

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
REVENUE		
Asset management fees	$	299,347
Sales and marketing fees		283,617
Interest income and other revenue		3,350
Total revenues		586,314
EXPENSES		
Professional fees		462,392
Marketing and production		10,000
Other operating expenses		30,462
Total expenses		502,854
Income before income taxes		83,460
Income tax provision		9,812
Net income	$	73,648

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2018	10	832,108	(42,756)	789,362
Net income	-	-	73,648	73,648
Balance, December 31, 2019	$ 10	$ 832,108	$ 30,892	$ 863,010

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Cash flows from operating activities:		
Net income (loss)	$	73,648
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Deferred income taxes		-
Changes in assets and liabilities:		
Accounts receivable		(279,015)
Income tax receivable		80,036
Due to affiliates		(44,857)
Prepaid expenses		(5,990)
Other liabilities and accrued expenses		(561)
Income tax payable		7,811
Net cash used in operating activities		(168,928)
Net change in cash and cash equivalents		(168,928)
Cash and cash equivalents, beginning of the year		750,681
Cash and cash equivalents, end of the year	$	581,753
Supplemental disclosures:		
Income tax payments	$	2,110
Income tax refund from affiliate	$	80,145

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

The Company also provides asset management services primarily for institutional clients that are located in Canada. The Company is registered as an investment adviser with the SEC pursuant to section 203(c)(2)(A) of the Investment Advisors Act of 1940 and is registered with the Ontario Securities Commission as an investment adviser under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio management.

The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC"). CHC is a wholly owned subsidiary of Conning U.S. Holdings, Inc. ("CUSH") and CUSH is a wholly owned subsidiary of Conning Holdings Limited ("CHL"), which is the ultimate parent of all Conning entities. CHL is a wholly owned subsidiary of Cathay Life Insurance Co., Ltd. ("Cathay Life"), a life insurance company based in Taipei, Taiwan, ROC. Cathay Life is a wholly owned subsidiary of Cathay Financial Holding Co., Ltd ("Cathay"), which is also based in Taipei, Taiwan, ROC. Cathay is the ultimate parent of the Company and is publicly traded on the Taiwan Stock Exchange.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

The Company adopted Accounting Standards Update ("ASU") 2016-02, Leases, as of January 1, 2019. This new guidance requires balance sheet recognition of assets and liabilities arising from leases, as well as additional disclosures regarding the amount, timing and uncertainty of cash flows from leases. The adoption of this ASU did not impact the Company's financial statements.

Revenue Recognition – The Company provides investment advisory services. The performance obligation for providing investment advisory services is satisfied over time since the customer is receiving and consuming the benefits of investment advisory

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services as they are provided by the Company. Fee arrangements for investment advisory services are based on a percentage applied to the customer's assets under management and fees are accrued into income in the period in which the service is provided. Sales and marketing fees are recognized when earned and performance obligations under the terms of placement or partnership agreements have been met.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2019, the Company recorded a total valuation allowance of $69,304 (Note 4).

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CUSH. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company has applied Accounting for Uncertainty in Income Taxes (ASC 740) which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 4).

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – RECEIVABLES

Accounts Receivable for the year ended December 31, 2019 were $366,213 comprised of Sales and Marketing fees of $280,443 and Asset Management fees of $85,770. Sales and Marketing fees receivable consisted of placement fees receivable from Aquiline Financial Services Fund IV L.P. ("AFS IV") of $275,000 and monthly rebates from Securis Fund I ("Securis") of $5,443 (Note 5). Asset Management fees receivable for the year ended December 31, 2019 were $85,770 and represent amounts due for investment advisory services.

An allowance for doubtful accounts for receivables would be established based on management's judgment of the ultimate collectability of accounts receivable. For December 31, 2019, no allowances for doubtful accounts were necessary or recorded.

NOTE 4 – INCOME TAXES

The provision for federal and state income taxes for the year ended December 31, 2019 is as follows:

		2019
Current income tax provision		
Federal	$	3,249
State		6,563
Deferred income tax provision		
Federal		-
State		-
Total income tax provision	$	9,812

The provision for federal income taxes incurred is different from that which could be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows as of December 31, 2019:

		2019	Effective Tax Rate
Federal Tax Rate	$	17,526	21.0%
State and Local Income Taxes		5,184	6.2%
Valuation Allowance		(12,898)	-15.4%
Federal NOL Rate Differential		-	0.0%
Total	$	9,812	11.8%

The Components of the net deferred tax assets as of December 31, 2019 are as follows:

		2019
Deferred tax assets:		
Other accrued expenses	$	3,824
Federal net operating losses		21,216
State net operating losses		44,264
Gross deferred tax assets		69,304
Valuation allowance		(69,304)
Gross deferred tax assets		-
Deferred tax liabilities		-
Net deferred tax assets	$	-

The Company's deferred tax balances reflect Federal net operating losses of $101,024 and state net operating losses of approximately $747,067 as of December 31, 2019. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards.

The Company reviews all available evidence to evaluate the recovery of deferred tax assets; including the recent history of losses in all tax jurisdictions and the ability to generate taxable income in future periods. As of December 31, 2019, management believes that is more likely than not that the net carrying value of deferred tax assets will not be realized. Accordingly, management has maintained a valuation allowance in 2019 of $69,304, a decrease of $17,333 over prior year-end, reflecting a full valuation allowance on its net deferred tax assets.

As of December 31, 2019, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. The earliest federal tax year open for assessment by the Internal Revenue Service is 2017.

NOTE 5 – RELATED PARTY TRANSACTIONS

Conning, Inc. ("CINC"), a registered investment adviser owned by the Parent, provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2019 were $195,000 and are reflected in professional fees and marketing and production expenses in the Company's statement of operations.

The Company receives various other services from CINC. The services provided by CINC include portfolio management, trade execution, credit research and investment accounting and reporting services relating to Canadian dollar assets managed by the Company. Fees for these services for the year ended December 31, 2019 were $188,273 and are reflected in professional fees in the Company's statement of operations.

The Company's operating expenses were $119,581 for the year ended December 31, 2019. These expenses were originally paid by CINC and reimbursed by CIP. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company became a placement agent for Global Evolution USA, LLC ("GE USA") on November 5, 2018 under a new placement agreement after CHL acquired a 45% ownership interest in Global Evolution Holding ApS ("GE") on June 28, 2018. GE is a Denmark based investment manager with expertise in emerging and frontier market strategies and is the parent of GE USA. As of December 31, 2019, no placement fees were earned by CIP under this placement agreement.

The Company is a placement agent for Octagon Credit Investors, LLC ("Octagon"). Octagon is a subsidiary of the Parent and is a U.S. based manager of specialty fixed income asset classes with expertise in collateralized loan obligations, bank loans, and high yield bonds. Total Octagon placement fees recognized by the Company and receivable for the year ended December 31, 2019 were $8,617.

The Company provides placement services to Aquiline Capital Partners LLC, ("ACP") and AFS IV under a placement agreement dated December 14, 2018. ACP was the previous owner of CHC. The Company placed three investors into AFS IV, including Cathay Life. Total AFS IV placement fees recognized by the Company and receivable for the year ended December 31, 2019 were $275,000.

Conning Asset Management Ltd ("CAML"), a UK based investment adviser owned by CHL, provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid to CAML by the Company and are not recognized as revenue by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $5,443 for the year ended December 31, 2019. Total fees received from Securis and paid to CAML in 2019 were $50,263.

Due from affiliate is comprised of the following:

	2019
Due from Octagon	$ 8,617
Total due from affiliate	$ 8,617

Due to affiliates are comprised of the following:

	2019
Due to CINC	$ 38,674
Due to CAML	5,443
Total due to affiliates	$ 44,117

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 6 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses are comprised of the following:

	2019
Audit fee payable	$ 61,127
Miscellaneous payable	2,781
Sales tax payable	370
Total other liabilities and accrued expenses	$ 64,278

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires the maintenance of a minimum net capital, as defined, of $7,747 at December 31, 2019. At December 31, 2019 the Company had net capital, as defined, of $453,912 which was $446,165 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately .26 to 1. Net capital may fluctuate on a daily basis.

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 8 – SUBSEQUENT EVENTS

As of February 28, 2020, the date in which the financial statements were issued, management determined that no other subsequent events have occurred following the balance sheet date of December 31, 2019, which requires recognition or disclosure in the financial statements.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2019

Total shareholder's equity			$	863,010
Less non-allowable assets:				
Account Receivable	$	366,213		
Due from affiliate		8,617		
Prepaid Expenses		22,633		397,463
Tentative Net Capital				465,547
Haircuts on Allowable Assets				11,635
Net capital			$	453,912
Total aggregate indebtedness			$	116,206
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)	$	7,747		
Net capital in excess of requirements		446,165		
Net capital			$	453,912
Ratio of aggregate indebtedness to net capital				0.26 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2019.

14

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company claims exemption from the provision of Rule 15c3-3 in accordance with Section k(2)(i).



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.

We have reviewed Conning Investment Products, Inc.'s assertions, included in the accompanying Conning Investment Products, Inc. Exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision thronghont the throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisiou. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2020

PricewaterhouseCoopers LLP, CITYPLACE I, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, www.pwc.com/us



Conning Investment Products, Inc. Exemption Report

Conning Investment Products, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k): (2)(i).

2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Conning Investment Products, Inc.

I, Jung Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
      Chief Financial Officer & Operations Principal
      February 28, 2020